UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 6, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

INTERNAL RULES OF THE STATUTORY AUDIT COMMITTEE

CHAPTER I
STATUTORY AUDIT COMMITTEE

1.                            The Statutory Audit Committee (“CAE”) is a collegial body of advice and instruction linked directly to the Board of Directors (“Board of Directors”) of Fibria Celulose S.A. (“Fibria” or “Company”), and laid down in Article 29 of the Company’s Bylaws.

1.1                     The Statutory Audit Committee aims to oversee the quality and integrity of financial reporting, compliance with legal, statutory and regulatory standards, the adequacy of procedures relating to risk management and the activities of internal and independent auditors.

2.                            Because it is an advisory body of the Board of Directors, decisions of the Statutory Audit Committee are recommendations to the Board of Directors. The recommendations of the Statutory Audit Committee should be accompanied by analysis supporting this decision.

3.                            In carrying out its responsibilities, the Statutory Audit Committee will maintain an effective relationship with the Board of Directors, the Board of Executive Officers, the internal and independent audits and, when convened, with the Company’s Audit Committee.

CHAPTER II
MEMBERSHIP AND OPERATION OF THE STATUTORY AUDIT COMMITTEE

4.                            The Statutory Audit Committee will operate permanently, report to the Board of Directors and will consist of at least three (3) and a maximum of five (5) members elected by the Board of Directors, all Independent Directors who meet the independence requirements and at least one of the members must have proven skills in finance (“financial literacy”), as set forth in these Internal Rules and applicable law (especially in Section 10A of the “Securities Exchange Act of 1934” and related rules) and the rules issued by regulators of the capital market and stock exchanges where securities of the Company are listed, as well as the requirements of Article 147 of Law No. 6.404/76.

4.1.                  In order to fulfill the requirement of independence, the member of the Statutory Audit Committee (i) cannot be, or have been, in the last five (5) years, (a) an executive officer or employee of the Company or its controlling shareholders, controlled companies, affiliates or companies under common control, directly or indirectly, or (b) technical manager of the team involved in the auditing of the institution; and (ii) cannot be a spouse, relative in straight or collateral line, to the third degree, and by affinity, to the second degree, of the persons referred to in section (i) of this section.

4.1.1          Notwithstanding the provisions of this Section 4, a person cannot be elected as a member of the Statutory Audit Committee when such person is the holder of a direct or indirect interest of more than ten percent (10%) of the voting stock of the Company or any of its subsidiaries.

4.2.                  In its membership, the Statutory Audit Committee will have at least one Financial Expert with recognized experience in matters of corporate accounting. It is understood by Financial Expert a Statutory Audit Committee member who, by academic training or proven professional experience in the areas of accounting, independent auditing or financial management, has, cumulatively: (i) knowledge of the accounting principles generally accepted in Brazil and the United States applicable to the Company and the financial statements; (ii) ability to apply these principles on key accounting estimates and reserves; (iii) experience in preparing, auditing, analyzing or evaluating financial statements of similar scope and complexity to those of Fibria; (iv) educational qualifications compatible with knowledge of corporate accounting required for the activities of the Statutory Audit Committee; (v) knowledge of internal controls and corporate accounting procedures; (vi) domain of rules and procedures relating to internal controls used in the preparation of financial statements and (vii) knowledge of the powers and operation of the Statutory Audit Committee, especially in relation to that set by the “U.S. Securities & Exchange Commission”.

4.2.1          Besides as provided in Section 4.1 and 4.1.1 above, in order to fulfill the requirement of independence applicable to the Financial Expert, the Financial Expert of the Statutory Audit Committee:

I - cannot be, or have been, in the last five (5) years (a) a member or employee of the external audit firm of the Company, (d) a relative of a member of the external audit firm of the

Company; or (e) a relative of an employee of the external audit firm of the Company who has directly worked on the audit of the Company;

II - may not, directly or indirectly, control the Company or any of its subsidiaries;

III - may not have received from the Company, nor their spouses, relatives in straight or collateral line, and by affinity, of first degree, as well as others who live with the Financial Specialist may have received, for a full term of twelve (12) months in the last three (3) years, more than US$ 120,000.00 (one hundred twenty thousand U.S. dollars) in direct financial compensation, but not related to payments received as a member of the board of directors, committees and pensions or other services provided previously;

IV - as well as their spouse, relatives in straight or collateral line, and by affinity, of first degree, as well as others who live with the Financial Specialist, cannot be, or have been, in the past three (3) years, executive officers of any company in which any of the current Directors served as members of the compensation committee; and

V - is currently employed, or any of their relatives in straight or collateral line, and by affinity, of first degree, spouse, as well as others who live with the Financial Specialist are currently executive officers, of a company that has made or received payments to or from the Company related to goods or services in an amount which, in any of the last three (3) years, exceeded one million U.S. dollars or two percent (2%) of the gross revenue of the company in question.

4.2.2          The compliance with the requirements set out in section 4.2. and 4.2.1. shall be supported by documentation maintained at the Company’s offices, at the disposal of Comissão de Valores Mobiliários - CVM (CVM), the Securities & Exchange Commission of the United States of America (“SEC”) and any other regulatory agencies for a period of five (5) years from the last day of office of the member of the Statutory Audit Committee.

4.3.                  Each Committee member shall, through participation in lectures, seminars, workshops or similar, devote a minimum of eight (08) hours per year to their updating on accounting and tax matters and related to the requirements of regulatory bodies and independent auditing. The Coordinator of the Committee shall approve, in advance, the annual update plan of each of their members, submitting an estimate of costs to the Chairman of the Board for prior inclusion in the Budget of the Company. The costs related to this continuing education will be funded by the Company and must be pre-approved by the Chairman of the Board.

4.4.                  The Statutory Audit Committee shall appoint a Coordinator and a Secretary, who shall perform the duties set forth in these Internal Rules, in the applicable legislation and others as may be determined by the Statutory Audit Committee.

4.5.                  The term of office of the members of the Statutory Audit Committee will be five (5) years.

4.5.1          Having exercised the term of office for any period, the members of the Statutory Audit Committee may only be part of such body again after at least three (3) years from the end of the term of office.

4.6.                  The members of the Statutory Audit Committee are prohibited from receiving, directly or indirectly, any compensation from the Company or its subsidiaries, controlled companies or consolidated affiliates, as a result of contracting for services, supply of products or operations of any nature whatsoever, except for (i) the compensation received by the exercise of the duty of member of the Board of Directors, of the Audit Committee, if convened, or of the Statutory Audit Committee of the Company, in the amount determined by the Board of Directors of the Company; and (ii) fixed amounts arising from retirement plans for services rendered to the Company, provided that disconnected from the continued delivery of services.

4.6.1          The Board of Directors shall determine the compensation of the members of the Statutory Audit Committee, and the budget to cover the costs of its operation.

4.7.                  The replacement of a member of the Statutory Audit Committee must be communicated to CVM, SEC and stock exchanges where securities of the Company are listed within 10 days of replacement.

5.                            The Coordinator shall be responsible for the supervision and management organization, and shall also, with the assistance of the Secretary, arrange for the preparation, organization, drafting and distribution of schedules, minutes of meetings and the necessary information for the discussion of matters contained in the agenda. The Coordinator shall also be responsible for forwarding the recommendations of the Statutory Audit Committee to the Chairman of the Board of Directors.

5.1.                  The Coordinator of the Statutory Audit Committee, accompanied by other members of the Statutory Audit Committee, when necessary or appropriate, shall (i) meet with the Board of Directors, at least quarterly; and (ii) attend the Annual Meeting of the Company.

6.                            The Secretary of the Statutory Audit Committee shall attend all meetings, but without participating in discussions or voting.

6.1.                  The following are duties of the Secretary:

(i) prepare the annual schedule of activities of the Statutory Audit Committee;

(ii) monitor the deadlines set and the information flow, ensuring that the requests of the Statutory Audit Committee will be referred to the appropriate parties in a timely manner;

(iii) maintain channels of permanent access to updated information about the Company and the decision making process by the Executive Board to the members of the Statutory Audit Committee;

(iv) prepare support materials and schedules of people needed for the discussion of topics aimed at resolutions requiring greater understanding;

(v) set deadlines for the disclosure of information, in accordance with the needs of the Directors, and enable interaction with executives for any clarification that may be needed;

(vi) make arrangements for meetings of the Statutory Audit Committee, from the necessary infrastructure to support material, ensuring that members of the Statutory Audit Committee will receive clear and sufficient information for their deliberations and in a timely manner; and

(vii) document the resolutions and recommendations of the Statutory Audit Committee and maintain the documents of the Statutory Audit Committee organized in files.

6.2.                  To perform these tasks well, the secretary of the Statutory Audit Committee will have the support of the Office of the Board of Directors.

7.                            Except for the possibility of conflict of interest, as provided in Section 18 below, all information and documents shall only be provided or made available to all members of the Statutory Audit Committee, and none of its members may have information not provided to the others.

CHAPTER III
DUTIES AND RESPONSIBILITIES

8.                            The Statutory Audit Committee shall have the following duties and responsibilities, in addition to others established by the Board of Directors:

Oversee the quality and integrity of financial reporting

I.                              Review prior to release and monitor the quality and completeness of quarterly, interim and annual financial statements of the Company, as well as related documents, including the disclosures contained in the Directors’ report;

II.                         Assist the Board of Directors in the overseeing process of drafting the Company’s financial statements and other reports required by law, in order to ensure that such statements and reports shall comply with the applicable legal requirements;

III.                    Evaluate, in conjunction with the independent auditors:

•                               the critical accounting policies and practices adopted by the Company in the preparation and dissemination of financial statements;

•                               alternative treatments selected for the adoption of accounting principles and practices or for the method of application, as per accounting practices adopted in Brazil and in the United States, which have been discussed with the Management, and the effects of such treatments;

•                               appropriateness of accounting estimates and reserves and relevant criteria used by the Management in drafting the financial statements;

•                               adequacy of the risk assessment methods used by the Management and the results of the assessments conducted;

•                               difficulties encountered during the audit, including limitations in the performance of the works proposed, restriction on access to information and disagreement with the Management regarding the drafting and dissemination of the financial statements and related reports;

IV.                     Assess and monitor, along with the management and the internal audit area, the reasonableness and adequacy of related party transactions undertaken by the Company and their respective substantiations;

V.                          Monitor the quality and completeness of the information and measurements disclosed based on accounting data set and non-accounting data that add elements not covered by the structure of the usual reports of the financial statements;

VI.                     Assess and discuss with the Company’s Management and the independent auditors the conflict cases related to the financial statements or the application of generally accepted accounting principles;

Ensure compliance with legal, statutory and regulatory standards

VIII.           Assess the monitoring, by the Company, of the laws, rules and regulations applicable to it, and involvement of the Executive Board in pursuit of that goal;

IX.                     Independently assess potential conflicts of interest involving shareholders, directors, executive officers, managers, auditors and others and propose to the Board of Directors appropriate corrective action, if any;

X.                          Monitor, within the responsibilities of the Statutory Audit Committee, the actions of regulators and supervisory bodies in relevant topics, as well as information, communications and reports addressed to them;

XI.                     The Statutory Audit Committee should ensure that the Company will implement practical mechanisms to receive, retain and address information and complaints, both internal and external, to the Company, including complaints on accounting, internal controls and auditing matters. Such mechanisms should ensure confidentiality and ensure anonymity, where applicable, of those who take the initiative to use the channel;

XII.                The Statutory Audit Committee should be informed regularly about the complaints received, how they were addressed and the respective results; and

XXIII.  The internal audit should include among its verification activities broad and effective dissemination of ways to access and use the reporting channel.

Internal controls and adequacy of procedures relating to risk management

XI.	Monitor the quality and integrity of internal control mechanisms;

XII.

Supervise the activities of the functions of Internal Controls and risk management of the Company, as well as compliance with applicable legislation, policies, standards and internal procedures of the Company, at all levels;

XIII.

Assess the adequacy of management reports issued by the Management and related to accounting aspects, financial results and risk management, in relation to their completeness, form, content, and distribution;

XIV.	Participate in setting the structure of the relevant Internal Controls of the Company and assist the Board of Executive Officers in its periodic review, to obtain good efficacy thereof;

XV.

Assess the effectiveness of internal controls, as set out in Chapter VI of these Regulations, to ensure compliance of the Company with legal, statutory and regulatory requirements to which it is subject;

XVI.

Assess the outcome of the Annual Assessment, the impact of deficiencies reported therein, its timely communication to the Board of Directors and the corrective measures implemented or to be implemented to eliminate such deficiencies;

XVII.

Periodically assess the results of the plans, projects and strategic investments implemented by the Company (“post-audits”), and recommend its revision, as appropriate, to ensure the fulfillment of the objectives set by the Board of Directors;

XVIII.

Examine and evaluate the recommendations for improvements in internal controls and risk management performed by internal and independent auditors, review them with the Board of Directors and monitor their implementation in order to eliminate or mitigate identified material weaknesses;

XIX.	Assess the determination of parameters of the financial risk management model of the Company and the risk management policies, their resources and maximum tolerance determined by the Management;

XX.	Assess the adequacy of human and financial resources for the risk management of the Company;

XXI.

Assess and monitor the risk exposures of the Company, and may even require detailed information of policies and procedures related to (i) the compensation of the management; (ii) the use of the company’s assets; and (iii) expenses incurred on behalf of the Company;

Supervise the activities of internal and independent auditors

XXII.

Recommend to the Board of Directors the hiring or dismissal of the independent auditors for the preparation of independent external audit or any other service, issuing opinions about their fees, and assess the results of the services they provide;

XXIII.	Supervise the activities of independent auditors to assess (a) their independence, (b) the quality of the services delivered and (c) the adequacy of the services to the needs of the Company;

XXIV.

Examine, previously, the proposals and the scope of services provided by the Company’s independent auditors, and make recommendations regarding the acceptance or rejection thereof to the Board of Directors;

XXV.	Review, at least annually, in conjunction with the independent auditors:

• The internal procedures of the independent audit firm with reference to quality control;

•

Any relevant issues identified in the most recent review of quality control to which the independent auditors were subject, performed by other independent auditors or deriving from an internal program for such reviews;

• Any questions or inquiries related to the independent auditors, conducted by governmental or professional authorities or regulators in the five years preceding the current year.

XXVI.	Supervise the activities of the internal audit department of the Company;

XXVII.

Examine, previously, the proposals and scope of the Annual Internal Audit Plan, prepared by the Internal Audit department, and make recommendations to the Board of Directors regarding the acceptance or rejection thereof; and

XXVIII.	Revise the organizational structure and qualifications of the members of the Internal Audit, their annual work plan and results achieved in the development of their duties.

CHAPTER IV
MEETINGS

9.                            The meetings of the Statutory Audit Committee will be chaired by its Coordinator and shall be called by the Coordinator by letter, e-mail, telegram or facsimile, at least five (5) days in advance. The meeting agenda shall be set and disclosed to members and others invited to it together with the call. Regardless of the formalities of notice of meeting, meetings will be considered effective when attended by all members of the Statutory Audit Committee.

9.1.                  The meetings of the Statutory Audit Committee will be recorded in minutes and their decisions shall be taken by majority vote of its members.

9.2.                  The Statutory Audit Committee shall meet bimonthly ordinarily and extraordinarily when necessary to the corporate interests convened by its Coordinator, through its Secretary. The request of a special meeting shall be sent to the Coordinator of the Statutory Audit Committee, who shall adopt the necessary measures for the convening of the meeting. Preferably, the meetings of the Statutory Audit Committee shall be held prior to the meeting of the Board of Directors, in accordance with the corporate calendar which will be disclosed at the beginning of each fiscal year, so that the accounting information is always appreciated before disclosure.

10.                     The meetings of the Statutory Audit Committee may be held at the Company’s offices or any other place previously agreed upon by the members of the Statutory Audit Committee, and may also be held by teleconference or videoconference.

11.                     The other Directors, Executive Officers, employees, independent auditors, internal auditors or consultants of the Company shall attend the meetings of the Statutory Audit Committee, whenever called by it, albeit without voting rights. The Executive Officers of the Company may be called upon to provide explanations according to the meeting agenda, communicated in advance or at any time in accordance with the discretion of the Statutory Audit Committee.

12.                     Any meeting of the Statutory Audit Committee may be confidential, in whole or in part, if, at the discretion of the Coordinator, there is a matter which nature so dictates, even with regard to the disclosure of conclusions reached.

13.                     Meetings in order to review and discuss the quarterly and annual results and related reports to be issued by the Company may be held in conjunction with the Audit Committee, if convened.

CHAPTER V
DUTIES AND PRIVILEGES OF THE STATUTORY AUDIT COMMITTEE AND ITS MEMBERS

14.                     The Statutory Audit Committee members are subject to the same duties and responsibilities as the members of the Company’s Board of Directors, pursuant to Law No. 6.404/76, of the Bylaws and these Internal Rules.

15.                     The members of the Statutory Audit Committee shall be permitted to, even in isolation, but always in a reasonable manner and for the sole purpose of performing the duties defined in these Internal Rules, request directly from the Company, through the Coordinator of the Statutory Audit Committee, the corporate documents and any information they deem necessary to the effective development of the activities of the Statutory Audit Committee.

15.1.           The Coordinator of the Statutory Audit Committee shall communicate in writing to the Board of Directors, through its Chairman, the content of any information required to the Company, subject to the restrictions on any possible conflict of interest, according to the precepts of Sections 18 and 19 of these Internal Rules.

16.                     The Statutory Audit Committee, through its Coordinator, may request, at any time, a meeting with the Chairman of the Board of Directors.

17.                     Regardless of any prior consultation with the Board of Directors, the Statutory Audit Committee may indicate to the Board of Directors the hiring of independent professionals to conduct external audits and/or to obtain opinions on matters within their competence, and the Coordinator shall, however, give written notice to the Board of Directors, through its Chairman, of any such action.

17.1.           For the purposes and effects of the head provision of this section 17, the Statutory Audit Committee will have annual funds, reflected in the Company’s annual budget, sufficient to support its work, including for the payment of fees and expenses related to hiring those professionals listed in the head provision of this article 17. The annual funds of the Statutory Audit Committee shall be established by the Board of Directors with a favorable opinion of the Statutory Audit Committee.

18.       Regarding the occurrence of any conflicts of interest of members of the Statutory Audit Committee, the same standards listed in the Internal Rules of the Board of Directors of the Company shall apply.

19.       Under Law No. 6.404/76, the members of the Statutory Audit Committee have a duty of loyalty to the Company, and may not disclose to third parties any documents or information about its business, and shall keep confidential all relevant, privileged or strategic information of the Company, obtained by reason of their position, as well as ensure that third parties will not have access to it, being forbidden to avail themselves of the information to obtain for themselves or for another any kind of advantage.

19.1.    For the purposes of the provisions in the head provision of this article, the following shall apply:

(i)         privileged: any information provided to a particular person or group before its public disclosure;

(ii)        material: any resolution of the Shareholders’ Meeting or of the Board of Directors of the Company or any other act or event occurred in its business that could significantly influence (a) the price of securities issued by it; or (b) the decision of the investors to trade such securities with them; or (c) the determination of the investors to exercise any rights attaching to the holders of securities issued by the Company;

(iii)       strategic: any information that may provide the Company with a gain or competitive advantage over its competitors and that, due to its importance, must be kept confidential.

20.       The Statutory Audit Committee shall account for its activities to the Board of Directors at least once a year or whenever requested by any of its members.

CHAPTER VI
ANNUAL ASSESSMENTS

21.       The Statutory Audit Committee shall monitor the Company’s Executive Board in preparing an annual assessment as to the effectiveness of Internal Controls (“Annual Assessment”), including as to any changes in internal controls related to the preparation and dissemination of financial statements (“Financial Internal Controls”), held during the period, and that have materially affected, or may significantly affect, the Financial Internal Controls.

22.       The findings of the Annual Assessment shall be submitted to the Board of Directors and, if necessary, disclosed by the Company in the format required by the legislation then in force, as part of the annual report form (“Annual Report”) for the year to which the assessment relates.

23.       The Statutory Audit Committee shall recommend any measure it deems that should be taken in the Annual Assessment process, including, without limitation, interviews, form filing and review of relevant documents.

24.       The General Manager of Governance, Risks and Compliance shall notify the Statutory Audit Committee and the external auditors of the findings of the Annual Assessment, indicating, without limitation and as appropriate:

(i)         any significant deficiencies in form or operation of the Financial Internal Controls, which might reasonably affect the Company’s ability to archive, process, summarize and report financial information;

(ii)        any material change in the Financial Internal Controls, including any corrective actions taken or planned by the Company to suppress significant deficiencies in the design or operation of Financial Internal Controls;

(iii)       any fraud, whether or not material, that involves the Board of Executive Officers or employees of the Company who have a significant role in the Financial Internal Controls;

(iv)       changes in the law applicable to capital markets in Brazil or abroad, changes in generally accepted accounting principles in Brazil or abroad, establishment of policies to be complied with by the Company, or alteration of any circumstances or perspectives that determine the need of changes in Internal Controls;

(v)        whether the professionals involved in the development, implementation and review of the Internal Controls have the appropriate experience or whether there is a need for additional training.

25.       The internal controls shall be periodically reviewed by the General Manager of Governance, Risks and Compliance under the coordination of the President of the Company, with the help of the Statutory Audit Committee, in order to incorporate into them, as appropriate, the conclusions obtained in the Annual Assessment.

26.       In addition to the Annual Assessment, the CEO or the Statutory Audit Committee may decide to carry out interim assessments of Internal Controls as deemed appropriate, including if there is any significant change:

(i)         to the law applicable to the Brazilian capital markets and the United States of America;

(ii)        to the laws relating to Internal Controls;

(iii)       to any other standards that must be complied with by the Company and which may have an impact on Internal Controls.

27.       The Statutory Audit Committee shall also prepare a summary annual report, to be submitted along with the financial statements, including the description of (i) its activities, findings and conclusions reached and recommendations made; and (ii) any situation in which there is significant divergence between the company’s management, the independent auditors and the Statutory Audit Committee in relation to the financial statements of the Company.

27.2.    The Company shall keep at its registered office and available to CVM, SEC and the stock exchanges where securities of the Company are listed, for a period of 5 (five) years, the annual report referred to in section 27 above.

CHAPTER VII
TRANSITIONAL AND FINAL PROVISIONS

28.       These Internal Rules shall enter into force on the date of their approval by the Board of Directors and repeals any rules and procedures to the contrary.

29.       Once these Internal Rules are approved, they shall be complied with immediately by the Company, its Executive Officers and employees; by the members of the Statutory Audit Committee; by the members of the Board of Directors, permanent and alternates; and may only be amended by the affirmative vote of a majority of the members of the Board of Directors.

30.       These Internal Rules were approved by the Board of Directors at its meeting on May 27, 2013 and may be revised by the Board of Directors as and when necessary to improve the Company in the application of the best practices in Corporate Governance and effective compliance with the legislation and regulations to which it is subject.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO